SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)1

Magellan Health, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

559079207

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,369,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,369,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,419,053
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,419,053
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,419,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS

Starboard Value and Opportunity S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		228,603
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

228,603
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

228,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS

Starboard Value and Opportunity C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		130,301
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

130,301
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS

Starboard Value R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		130,301
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

130,301
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS

STARBOARD VALUE and opportunity master fund l lp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		85,229
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

85,229
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		85,229
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

85,229
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS

Starboard Value R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		215,530
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

215,530
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

215,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		200,300
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

200,300
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,369,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,369,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,369,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,369,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,369,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,369,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,369,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,369,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,369,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 559079207

1	NAME OF REPORTING PERSONS

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,787*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,369,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,787*
	10	SHARED DISPOSITIVE POWER

2,369,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,371,887*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

* Excludes 2,122 Shares which vest at the Issuer’s 2021 Annual Meeting of Stockholders.

CUSIP No. 559079207

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;

(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;

(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard L GP and Starboard R LP;

(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;

(ix)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard X Master, Starboard L Master, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

CUSIP No. 559079207

(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard C LP, Starboard S LLC, Starboard L GP, Starboard Value GP, Principal Co, Starboard R LP, Principal GP, Starboard R GP, Starboard Value LP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund, Starboard X Master and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard X Master, Starboard L Master, Starboard C LP and Starboard S LLC have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard L GP serves as the general partner of Starboard L Master. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Starboard R LP serves as the general partner of Starboard C LP. Principal GP serves as the general partner of Principal Co.  Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard X Master, Starboard L Master, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 559079207

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard X Master, Starboard L Master, Starboard S LLC, Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.

The aggregate purchase price of the 1,419,053 Shares beneficially owned by Starboard V&O Fund is approximately $79,402,404, excluding brokerage commissions. The aggregate purchase price of the 200,300 Shares beneficially owned by Starboard X Master is approximately $15,248,366, excluding brokerage commissions. The aggregate purchase price of the 85,229 Shares beneficially owned by Starboard L Master is approximately $4,848,678, excluding brokerage commissions. The aggregate purchase price of the 130,301 Shares beneficially owned by Starboard C LP is approximately $7,705,348, excluding brokerage commissions. The aggregate purchase price of the 228,603 Shares beneficially owned by Starboard S LLC is approximately $13,515,518, excluding brokerage commissions. The aggregate purchase price of the 305,614 Shares held in the Starboard Value LP Account is approximately $18,072,480, excluding brokerage commissions. The 2,787 Shares beneficially owned by Mr. Feld represent Shares that were granted to Mr. Feld by the Issuer in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 4, 2021, Starboard Value LP and certain of its affiliates (collectively, “Starboard”) entered into a Merger Support Agreement (the “Support Agreement”) with Centene Corporation, a Delaware corporation (“Centene”) and Mayflower Merger Sub, Inc., a Delaware corporation (“Merger Sub”), in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated January 4, 2021, by and among the Issuer, Centene and Merger Sub, pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Centene. Pursuant to the Merger Agreement, upon the effective time of the Merger, each Share of the Issuer will be converted into the right to receive an amount in cash equal to $95 per Share (the “Merger Consideration”). The following description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In addition, reference is made to the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2021.

Pursuant to the Support Agreement, Starboard has agreed, among other things, that at the Company Stockholders Meeting (as defined in the Merger Agreement) or at any other meeting of the Issuer’s stockholders and in connection with any written consent of the Issuer’s stockholders, Starboard will appear at each such meeting or otherwise cause the Shares beneficially owned by it and any other Shares it may acquire during the term of the Support Agreement (the “Covered Company Shares”) to be counted as present for purposes of calculating a quorum and will vote (or cause to be voted) such Covered Company Shares (a) in favor of the approval of the Merger, (b) in favor of any proposal to adjourn a meeting of the Issuer’s stockholders to solicit additional proxies in favor of the adoption of the Merger Agreement, (c) against any Alternative Acquisition Proposal (as defined in the Merger Agreement), and (d) against any other proposal, action or transaction that could be reasonably expected to materially impede, interfere with, delay, postpone, discourage, or adversely affect the consummation of the Merger or the performance by the Issuer of its obligations under the Merger Agreement.

CUSIP No. 559079207

In addition, Starboard agreed that during the term of the Support Agreement, it will not (a) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing material non-public information), or take any other action designed to lead to, the submission or announcement of an Alternative Acquisition Proposal, (b) propose to enter into any merger or business combination involving the Issuer or any of its subsidiaries or divisions, (c) (i) engage in, continue, knowingly facilitate, knowingly encourage or otherwise participate in any discussions or negotiations related to any Alternative Acquisition Proposal or provide any material non-public information to any person in connection with, or related to, any Alternative Acquisition Proposal, or (ii) request or seek from the Issuer or any of its subsidiaries any access to material non-public information, in each case, in connection with or in response to, or that would be reasonably likely to lead to, an Alternative Acquisition Proposal or any inquiry, proposal or indication of interest with respect thereto, or (d) adopt or approve, or enter into any letter of intent, agreement in principle, memorandum of understanding, term sheet, merger agreement, acquisition agreement, option agreement or any other agreement or instrument providing for or relating to any Alternative Acquisition Proposal.

Starboard also agreed not to Transfer (as defined in the Support Agreement) any of the Covered Company Shares, subject to certain exceptions as set forth in the Support Agreement, until the earlier of (a) the termination of the Support Agreement in accordance with its terms and (b) the initial filing of the first definitive proxy statement in respect of any of the Company Stockholders Meeting or any other meeting of the Issuer’s stockholders in respect of the Merger.

The Support Agreement will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) a Company Change of Recommendation (as defined in the Merger Agreement), (c) the Company Stockholder Approval (as defined in the Merger Agreement) shall not have been obtained at the Company Stockholders Meeting or any other meeting of the Issuer in respect of the Merger, (d) the effective time of the Merger, (e) any change to the terms of the Merger without the prior written consent of Starboard that (i) reduces the Merger Consideration, on a per Share basis, or any consideration otherwise payable with respect to the Shares beneficially owned by Starboard (subject to certain adjustments in compliance with the Merger Agreement), (ii) changes the form of the consideration payable in the Merger or any consideration otherwise payable with respect to the Shares beneficially owned by Starboard, or (iii) otherwise materially amends the Merger Agreement in a manner adverse to Starboard relative to the other stockholders of the Issuer, or (f) the mutual written consent of the parties to the Support Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 25,607,241 Shares outstanding, as of September 30, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020.

A.	Starboard V&O Fund

(a)	As of the close of business on January 4, 2021, Starboard V&O Fund beneficially owned 1,419,053 Shares.

Percentage: Approximately 5.5%

CUSIP No. 559079207

(b)	1. Sole power to vote or direct vote: 1,419,053
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,419,053
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on January 4, 2021, Starboard S LLC beneficially owned 228,603 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 228,603
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 228,603
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard S LLC has not entered into any transactions in the Shares during the past sixty days.

C.	Starboard C LP

(a)	As of the close of business on January 4, 2021, Starboard C LP beneficially owned 130,301 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 130,301
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,301
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard C LP has not entered into any transactions in the Shares during the past sixty days.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 130,301 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 130,301
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,301
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days.

CUSIP No. 559079207

E.	Starboard L Master

(a)	As of the close of business on January 4, 2021, Starboard L Master beneficially owned 85,229 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 85,229
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,229
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L Master has not entered into any transactions in the Shares during the past sixty days.

F.	Starboard L GP

(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 85,229 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 85,229
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,229
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days.

G.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard L GP and Starboard R LP, may be deemed the beneficial owner of the (i) 85,229 Shares owned by Starboard L Master and (ii) 130,301 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 215,530
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 215,530
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days.

H.	Starboard X Master

(a)	As of the close of business on January 4, 2021, Starboard X Master beneficially owned 200,300 Shares.

Percentage: Less than 1%

CUSIP No. 559079207

(b)	1. Sole power to vote or direct vote: 200,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 200,300
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Starboard Value LP

(a)	As of the close of business on January 4, 2021, 305,614 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard X Master, Starboard L Master, Starboard C LP, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,419,053 Shares owned by Starboard V&O Fund, (ii) 200,300 Shares owned by Starboard X Master, (iii) 85,229 Shares owned by Starboard L Master, (iv) 130,301 Shares owned by Starboard C LP, (v) 228,603 Shares owned by Starboard S LLC, and (vi) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 2,369,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,369,100
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Starboard Value GP

(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,419,053 Shares owned by Starboard V&O Fund, (ii) 200,300 Shares owned by Starboard X Master, (iii) 85,229 Shares owned by Starboard L Master, (iv) 130,301 Shares owned by Starboard C LP, (v) 228,603 Shares owned by Starboard S LLC, and (vi) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 2,369,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,369,100
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 559079207

K.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,419,053 Shares owned by Starboard V&O Fund, (ii) 200,300 Shares owned by Starboard X Master, (iii) 85,229 Shares owned by Starboard L Master, (iv) 130,301 Shares owned by Starboard C LP, (v) 228,603 Shares owned by Starboard S LLC, and (vi) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 2,369,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,369,100
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

L.	Principal GP

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,419,053 Shares owned by Starboard V&O Fund, (ii) 200,300 Shares owned by Starboard X Master, (iii) 85,229 Shares owned by Starboard L Master, (iv) 130,301 Shares owned by Starboard C LP, (v) 228,603 Shares owned by Starboard S LLC, and (vi) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 2,369,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,369,100
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

M.	Mr. Smith

(a)	Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,419,053 Shares owned by Starboard V&O Fund, (ii) 200,300 Shares owned by Starboard X Master, (iii) 85,229 Shares owned by Starboard L Master, (iv) 130,301 Shares owned by Starboard C LP, (v) 228,603 Shares owned by Starboard S LLC, and (vi) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

CUSIP No. 559079207

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,369,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,369,100

(c)	Mr. Smith has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

M.	Mr. Feld

(a)	As of the close of business on January 4, 2021, Mr. Feld beneficially owned 2,787 Shares. Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,419,053 Shares owned by Starboard V&O Fund, (ii) 200,300 Shares owned by Starboard X Master, (iii) 85,229 Shares owned by Starboard L Master, (iv) 130,301 Shares owned by Starboard C LP, (v) 228,603 Shares owned by Starboard S LLC, and (vi) 305,614 Shares held in the Starboard Value LP Account.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 2,787
2. Shared power to vote or direct vote: 2,369,100
3. Sole power to dispose or direct the disposition: 2,787
4. Shared power to dispose or direct the disposition: 2,369,100

(c)	Mr. Feld has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 4, 2021, Starboard entered into the Support Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

CUSIP No. 559079207

On January 4, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Merger Support Agreement by and among Centene Corporation, Mayflower Merger Sub, Inc., Starboard Value LP, Starboard Value and Opportunity Master Fund Ltd, Starboard X Master Fund Ltd, Starboard Value and Opportunity Master Fund L LP, Starboard Value and Opportunity C LP, Starboard Value and Opportunity S LLC, Starboard Value R LP, Starboard Value L LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value R GP LLC, Jeffrey C. Smith, and Peter A. Feld, dated January 4, 2021.

99.2	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated January 4, 2021.

99.3	Power of Attorney for Jeffrey C. Smith and Peter A. Feld, dated January 4, 2021.

CUSIP No. 559079207

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

Starboard X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

CUSIP No. 559079207

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Buckingham Square 2nd Floor 720A West Bay Road Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	777 Third Avenue, 18th Floor New York, New York 10017	United States of America

Don Seymour Director	Managing Director of dms Governance	dms Governance dms House, 20 Genesis Close P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 559079207

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Disposition of Common Stock	(49,488)[1]	82.8400	01/01/2021

STARBOARD X MASTER FUND LTD

Acquisition of Common Stock	49,488[2]	82.8400	01/01/2021

1 Represents an internal transfer of Shares to Starboard X Master Fund Ltd.

2 Represents an internal transfer of Shares from Starboard Value and Opportunity Master Fund Ltd.